UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

To whom it may concern:

May 13, 2011

Company:	Mizuho Financial Group, Inc.

Representative:	Takashi Tsukamoto, President & CEO

Head Office:	2-5-1 Marunouchi, Chiyoda-ku, Tokyo

Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Partial Amendment to the Articles of Incorporation

Mizuho Financial Group, Inc. (the “Company”) hereby announces that, in the meeting of the Board of Directors held on May 13, 2011, it was resolved that “Partial Amendment to the Articles of Incorporation” be proposed at the ninth (9th) ordinary general meeting of shareholders and each of the general meetings of class shareholders.

Description

1. Partial Amendment to the Articles of Incorporation

The Company issued 6 billion shares of common stock (the total amount paid in was approximately JPY 751.6 billion) in July 2010, aimed at establishing a capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations. In addition, the total number of issued shares of common stock of the Company became approximately 21.78 billion shares as of March 31, 2011, due to progress with the conversion of the Eleventh Series Class XI Preferred Stock into common stock. As a result, the total number of shares of common stock that the Company is authorized to issue but remains unissued, which is calculated taking into account the number of dilutive shares concerning the further conversion, etc., of preferred stock (approximately 1.47 billion shares), is approximately 0.86 billion shares (the ratio thereof to the total number of shares of common stock that the Company is authorized to issue under the current Articles of Incorporation is approximately 3.6%).

The Company believes that, in order to secure the mobility and flexibility of management toward realization of our further sustainable growth for the future, the number of authorized shares that allow for issuance of a certain number of shares of common stock needs to be maintained. Furthermore, the Company needs to increase the number of authorized shares that will make the issuance of shares of common stock of the Company possible for the implementation of turning Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. into wholly-owned subsidiaries by means of share exchanges, in which shares of common stock of the Company shall be the consideration, as announced on April 28, 2011.

Therefore, the Company determined to increase the total number of shares of common stock that the Company is authorized to issue, as set forth in Article 6 of the current Articles of Incorporation, from the current approximately 24.11 billion shares to 48 billion shares. In accordance with such increase, the Company also determined to increase the total number of shares of capital stock that the Company is authorized to issue. The partial amendment to Article 6 of the Articles of Incorporation shall require the resolutions by each of the general meetings of class shareholders, pursuant to the provision of Article 322 of the Company Law.

Currently, amid the ongoing global discussion on the revision of capital regulations, we at Mizuho believe that we will be able to sufficiently meet the new capital regulations mainly by accumulating retained earnings and improving asset efficiency through the steady implementation of the “Transformation Program” announced in May 2010, and therefore, we do not anticipate common stock issuances for the purpose of meeting the new capital regulations at this time. Furthermore, we are not conducting this partial amendment to the Articles of Incorporation with any intention to introduce so-called “anti-takeover measures.”

In addition, a provision regarding the record date for general meetings of class shareholders will be newly established in order to enable general meetings of class shareholders to be held flexibly (Article 11 of the proposed amendments to the Articles of Incorporation).

Further, given the increasing number of shareholders, etc., and from the standpoint of securing locations where general meetings of shareholders shall be held, the deletion of Article 24 of the current Articles of Incorporation, which limits the location where general meetings of shareholders may be held, will be made in addition to the necessary amendments, including the amendment of article numbers, etc.

The specific amendments are as set forth below.

(Changes are indicated by underline.)

Current Articles of Incorporation		Proposed Amendments

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,485,271,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6. (Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 52,369,512,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:	24,115,759,000 shares	Common stock:	48,000,000,000 shares
Class XI preferred stock:	1,369,512,000 shares	Class XI preferred stock:	1,369,512,000 shares
Class XII preferred stock:	1,500,000,000 shares	Class XII preferred stock:	1,500,000,000 shares
Class XIII preferred stock:	1,500,000,000 shares	Class XIII preferred stock:	1,500,000,000 shares

Article 11. (Record Date)

1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

Article 11. (Record Date) 1. (No change.)

Current Articles of Incorporation	Proposed Amendments

(Newly established.)

2. The provision of the preceding paragraph shall apply mutatis mutandis to the record date for voting rights at the general meetings of holders of classes of stock, where there is a matter to be resolved at an ordinary general meeting of shareholders that requires, in addition to such resolution, a resolution by the relevant general meeting of holders of class of stock.

2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	3. In addition to the preceding two paragraphs, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 53, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 14. (Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 15 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

(Omitted.)	(No change.)

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 54, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 15. (Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 24. (Place where General Meetings of Shareholders shall be Convened) General meetings of shareholders shall be convened within the wards of Tokyo.	(Deleted.)

Article 25. to Article 29. (Omitted.)	Article 24. to Article 28. (No change.)

Current Articles of Incorporation	Proposed Amendments

Article 30. (General Meetings of Holders of Classes of Stock)

1.                                     (Omitted.)

2.                                     (Omitted.)

3. The provisions of Articles 24 through 26 and 28 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 31. to Article 55. (Omitted.)

Article 29. (General Meetings of Holders of Classes of Stock)

1.                                     (No change.)

2.                                     (No change.)

3. The provisions of Articles 24, 25 and 27 and the preceding article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 30. to Article 54. (No change.)

2. Schedule

Date of the ordinary general meeting of shareholders for the partial amendment to the Articles of Incorporation (the ordinary general meeting of shareholders shall also constitute the general meeting of class shareholders concerning common stock) :

June 21, 2011 (Scheduled)

Date of the general meetings of class shareholders concerning the Eleventh Series Class XI Preferred Stock and the Thirteenth Series Class XIII Preferred Stock for the partial amendment to the Articles of Incorporation :

June 29, 2011 (Scheduled)

Contact: Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Partial Amendment to the Articles of Incorporation” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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